PNM Resources                                                  Alice A. Cobb
Alvarado Square                                                 Sr. Vice President, CAO
Albuquerque, NM 87158-2818
505 241-4691
Fax 505 241-2368
www.pnm.com                                                                                                                                                            [PNM logo]

VIA EDGAR
April 13, 2005

Robert Burnett
Staff Accountant
United States Securities and
       Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0308

RE:     PNM Resources, Inc. Master Employee Savings Plan and Trust
            PNM Resources, Inc. Employee Stock Purchase Plan
            Change of independent auditors
            File No. 1-32462

Dear Mr. Burnett:

This letter is in response to your correspondence dated April 12, 2005 regarding your receipt of an SECPS letter from Grant Thornton LLP, notifying the Commission that the subject plans' relationship with Grant Thornton LLP has ceased.  Please note that the Master Employee Savings Plan and Trust is now known as the Retirement Savings Plan.  We have considered your comments and have included our responses herein.

We welcome your assistance to ensure our compliance with the applicable disclosure requirements.  Representatives of PNM Resources, Inc. ("the Company") are available to discuss these matters in more detail.  Please do not hesitate to call us at the telephone numbers listed at the end of this letter so that we may respond to any further questions you may have.

1.            The benefit plans noted above are required to file a Form 8-K as a result of the client-auditor relationship ceasing.  Our records do not indicate that an 8-K has been filed.  Since the Form 8-K was due within four days of April 7, 2005, the date of Grant Thornton's letter, it should be filed immediately.

A Form 8-K is being concurrently filed on behalf of the above named plans describing the nature and circumstances around the cessation of the plans' client-auditor relationship with Grant Thornton LLP.  This filing is being made within four business days of April 7, 2005, the date of the Grant Thornton letter referred to in the Staff's comment letter.

2.            Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K.  In order for the former accountants to file the letter required by Item 304(a)(3), a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission.  If the accountants confirming letter is not filed with the Form 8-K it should be filed with an amended Form 8-K, as Exhibit 16, within two business days of receipt but no later than ten business days after filing the Form 8-K.

The Company believes that the concurrently filed Form 8-K meets the disclosure requirements of Item 304 of Regulation S-K. The accountants were furnished a copy of the 8-K filing, and the filing includes the accountants' confirming letter as Exhibit 16.1.

The Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your timely response on this matter.  You may contact Tom Sategna, Corporate Controller, at (505) 241-4615 for disclosure questions or Charles Moore, Keleher & McLeod, at (505) 346-9110 for legal questions.

Sincerely,

/s/ Alice A. Cobb

Alice A. Cobb,
Senior Vice President, CAO

cc:   Robert Benton, SEC Division of Corporate Finance
cc:   Mike Rico, PNM Resources, Inc.
cc:   Tom Sategna, PNM Resources, Inc.